

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

June 26, 2007

Nancy A. Gray
Chief Financial Officer
Pacific Mercantile Bancorp
949 South Coast Drive, Suite 300
Costa Mesa, California 92626

      Re: Pacific Mercantile Bancorp
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Filed March 15, 2007
             File No. 0-30777

Dear Ms. Gray:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Sharon M. Blume
                    Reviewing Accountant